

March 21, 2013

<u>Via E-mail</u>
Mr. Naritomo Ikeue
President
UBIC, Inc.
Meisan Takahama Building
2-12-23 Kounan
Minato-ku, Tokyo 108-0075
Japan

> **Re:** **UBIC, Inc.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed February 22, 2013**
> **File No. 333-184691**

Dear Mr. Morimoto:

       We have reviewed the above-referenced filing and the related response letter and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 21, 2012.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>How We Generate Revenue, page 39</u>

1.   Please revise to include information regarding the percentage of revenues generated from eDiscovery support services versus your other investigative and forensic services for the nine months ended December 31, 2012, similar to the information provided for fiscal years 2012 and 2011. To the extent that the trend in investigative and forensic revenues as a percentage of total revenues has not declined further during the nine months ended December 31, 2012 from that of fiscal 2011, please tell us how you determined the appropriateness of the last sentence in the penultimate paragraph on page 39.

2.   In addition, disclose the percentage of revenues generated from your significant customers during the nine months ended December 31, 2012 similar to the information you currently provide for fiscal years 2012 and 2011.

<u>Results of Operations, page 42</u>

3.	Revise to quantify separately the impact of the reduction in revenue from the manual review services of your eDiscovery business and the increase in revenue from continued growth in your eDiscovery services for the nine months ended December 31, 2012 as compared to the nine months ended December 31, 2011. In addition, please consider moving the table on page 50 with the breakdown of revenue by service category to your discussion of total revenue for the nine months ended December 31, 2012 and 2011 to add additional context to your results of operations discussion.

Please be sure that each amendment includes a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or Kathleen A. Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105, Mary Cascio, Special Counsel, at (202) 551-3676 or the undersigned at (202) 551-3462 with any other questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc:	<u>Via E-mail</u>
	Michael S. Turner, Esq.
	DLA Piper LLP (US)